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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35180

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/18 (MM/DD/YY) AND ENDING 06/30/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Martinson & Company, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 Barry Avenue North
(No. and Street)

Wayzata	Minnesota	55391
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Martinson 952 473 4133
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann PC
(Name – *if individual, state last, first, middle name*)

222 South Ninth Street #1000	Minneapolis	Minnesota	55402
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Martinson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Martinson & Company, Ltd., as of June 30, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

BECKY D. BOE
NOTARY PUBLIC - MINNESOTA
My Commission Expires Jan. 31, 2021

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Martinson & Company, Ltd.

FINANCIAL STATEMENTS

Year Ended June 30, 2019

MARTINSON & COMPANY, LTD.

Table of Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM 1

FINANCIAL STATEMENTS

Statement of Financial Condition 2

Statement of Operations 3

Statement of Changes in Stockholder Equity 4

Statement of Cash Flows 5

Notes to Financial Statements 6

SUPPLEMENTAL INFORMATION

Computations Related to Net Capital under Rule 15c3-1 10

Computations of Basic Net Capital Requirements and Aggregate Indebtedness 11

Reconciliation with Company's Computation Related to Net Capital 12

Statement Pursuant to Rule 15c3-3 13

Report of Independent Registered Public Accounting Firm-Exemption Report 14

Martinson & Company, Ltd. Exemption Report 15

MHM

Mayer Hoffman McCann P.C.
222 South Ninth Street, Suite 1000 ▪ Minneapolis, MN 55402
Main: 612.339.7811 ▪ Fax: 612.339.9845 ▪ www.mhmcpa.com

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Martinson & Company, LTD.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Martinson & Company, Ltd. (the Company) as of June 30, 2019, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform our audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Information contained in Schedules I, II, III and IV (together "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of The Company's financial statements. The supplemental information is the responsibility of The Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mayer Hoffman McCann P.C.

We have served as the Company's auditor since 1992.

August 27, 2019
Minneapolis, Minnesota

MARTINSON & COMPANY, LTD.

STATEMENT OF FINANCIAL CONDITION

June 30, 2019

		2019
ASSETS		
ASSETS		
Cash	$	15,295
TOTAL ASSETS	$	15,295
LIABILITIES		
LIABILITIES		
Accounts payable and accrued expenses	$	47
TOTAL LIABILITIES		47
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000 shares, issued and outstanding 1,000 shares		10
Additional paid-in capital		9,990
TOTAL CAPITAL CONTRIBUTED		10,000
RETAINED EARNINGS		5,248
TOTAL STOCKHOLDER'S EQUITY		15,248
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	15,295

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF OPERATIONS

Year Ended June 30, 2019

		2019
REVENUE	$	11,184
GENERAL AND ADMINISTRATIVE EXPENSES		10,897
OPERATING INCOME (LOSS)		287
OTHER INCOME		
Inerest income		2
Total other income (expense)		2
NET INCOME (LOSS)	$	289

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended June 30, 2019

	Common Stock Issued			Additional Paid-In Capital		Retained Earnings		Total Stockholder's Equity
	Shares		Amount					
Balance, June 30, 2018	1,000	$	10	$ 9,990	$	4,959	$	14,959
Net income (loss)						289		289
Balance, June 30, 2019	1,000	$	10	$ 9,990	$	5,248	$	15,248

See Notes to Financial Statements

MARTINSON & COMPANY, LTD.

STATEMENT OF CASH FLOWS

Year Ended June 30, 2019

		2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$	289
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses		(10)
NET CASH FLOWS FROM OPERATING ACTIVITIES		279
NET INCREASE (DECREASE) IN CASH		279
CASH		
BEGINNING OF YEAR		15,016
END OF YEAR	$	15,295

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Martinson & Company, Ltd. (the Company) provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company is registered as a broker-dealer with the United States Securities and Exchange Commission and the Financial Industry Regulatory Authority, Inc. From time to time, the Company performs services for clients with revenues sufficient to define this client as a major client. While such relationships are considered significant relationships, the clients change annually. The Company's 2019 investment banking activities and advisory services generated no revenues.

Significant accounting policies:

Accounts receivable - Accounts receivable are customer obligations due under normal trade terms requiring payment within 30 days of the invoice date. Unpaid accounts receivable which are past due are not charged a monthly service fee.

Accounts receivable are stated at the amount billed to the customer. Customer account balances with invoices dated over 90 days old are considered delinquent.

Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the oldest invoices on the customer's account.

The carrying amount of accounts receivable is reduced by a bad debt allowance that reflects management's best estimate of the accounts that will not be collected. Management reviews all accounts receivable balances and determines an appropriate course of action on a delinquent account.

Revenue recognition - Investment banking revenues, which include advisory and placement fees, are recorded when the performance obligation for the transaction is satisfied under the terms of each engagement. Expenses associated with such transactions are deferred until the related revenue is recognized or the engagement is otherwise concluded. Investment banking revenues are presented gross of related client reimbursed deal expenses. Expenses for completed deals are reported separately in deal-related expenses on the statements of operations. Expenses related to investment banking deals not completed are recognized as non-interest expenses in their respective category on the statements of operations.

The Company's advisory fees generally consist of a nonrefundable up-front fee and a success fee. The nonrefundable fee is recorded as deferred revenue upon receipt and recognized at a point in time when the performance obligation is satisfied, or when the transaction is deemed by management to be terminated. Management's judgment is required in determining when a transaction is considered to be terminated.

The substantial majority of the Company's advisory and placement fees (i.e., the success related advisory fee) are considered variable consideration and recognized when it is probable that the variable consideration will not be reversed in a future period. The variable consideration is considered to be constrained until satisfaction of the performance obligation.

(1) Nature of business and significant accounting policies (continued):

The Company's performance obligation is generally satisfied at a point in time upon the closing of a strategic transaction, completion of a financing or placement arrangement, or some other defined outcome (e.g., providing a fairness opinion). At this time, the Company has transferred control of the promised service and the customer obtains control. As these arrangements represent a single performance obligation, allocation of the transaction price is not necessary. The Company has elected to apply the following optional exemptions regarding disclosure of its remaining performance obligations: (i) the Company's performance obligation is part of a contract that has an original expected duration of one year or less and/or (ii) the variable consideration is allocated entirely to a wholly unsatisfied promise to transfer a distinct service that forms part of a single performance obligation.

Income taxes – Effective July 1, 2018, the Company, with the consent of its stockholder, has elected to be taxed under sections of the federal and state income tax laws which provide that, in lieu of corporation income taxes, the stockholder separately accounts for the Company items of income, deductions, losses, and credits. Therefore, these statements do not include any provision for corporate income taxes.

The Company reviews and assesses its tax positions taken or expected to be taken in tax returns. Based on this assessment, the Company determines whether it is more likely than not that the position would be sustained upon examination by tax authorities. The Company's assessment has not identified any significant positions that it believes would not be sustained under examination.

The Company files tax returns in the United States federal jurisdiction and in Minnesota. Uncertain tax positions include those related to tax years that remain subject to examination. The Company's federal and state tax returns are generally open for examination for three years following the date filed.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of corporate and individual investors. The Company's exposure to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to securities, options and commodities transactions can be directly impacted by volatile securities markets, credit markets and regulatory changes which may impair the customer's ability to satisfy their obligations to the Company.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Adoption of new accounting standard - customers In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers (Topic 606)" ("ASU 2014-09"), which supersedes previous revenue recognition guidance, including most industry-specific guidance. ASU 2014-09, as amended, requires a company to recognize revenue when it transfers promised goods or services to in an amount that reflects the

(1) Nature of business and significant accounting policies (continued):

consideration to which the company expects to be entitled in exchange for those goods and services, and also requires enhanced disclosures. The Company adopted this guidance effective as of July1, 2018 under the modified retrospective method, in which the cumulative effect of applying the standard was recognized at the date of initial application. The adoption of this guidance did not have a material impact on the financial statements.

Subsequent events policy - Subsequent events have been evaluated through August 27, 2019 which is the date the financial statements were issued.

(2) Related party

During the year ended June 30, 2019 the Company received support fees totaling $11,184 from its shareholder and an employee pursuant to expense sharing reimbursement agreements.

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At June 30, 2019, the Company had net capital as defined by Rule 15c3-1 of $15,248 which exceeds its required net capital of $5,000 by $10,248. The Company's ratio of aggregate indebtedness to net capital was .003 to 1 at June 30, 2019.

(4) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

SUPPLEMENTAL INFORMATION

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2019
COMPUTATION OF NET CAPITAL

Schedule I

Total ownership equity from Statement of Financial Condition	$ 15,248
Total non-allowable assets included in Statement of Financial Condition:	0
Net capital before haircuts on securities positions	15,248
Haircuts on securities:	0
Net capital	$ 15,248

MARTINSON & COMPANY, LTD

COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
JUNE 30, 2019
COMPUTATION OF BASIC CAPITAL REQUIREMENTS
AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

Minimum net capital required (6 2/3% of aggregate indebtedness)	$	3
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries	$	5,000
Net capital requirement	$	5,000
Excess net capital	$	10,248

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total A.I. liabilities included in Statement of Financial Condition	$	47
Total aggregate indebtedness	$	47
Ratio of aggregate indebtedness to capital		0.3%

MARTINSON & COMPANY, LTD

RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES EXHANGE ACT OF 1934 (Included in Part IIA of Form X-17A-5 as of June 30, 2019)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5	$	15,248
Differences in amount submitted not material		-
Net capital as reported on line 10 of Schedule I	$	15,248

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5	$	47
Differences in amount submitted not material		-
Total aggregate indebtedness as reported on line 19 of Schedule II	$	47

MARTINSON & COMPANY, LTD

STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
JUNE 30, 2019

Schedule IV

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers" and of possession and control under provisions of SEC Rule 15c 3-3 based on paragraph K(2)(i) of the rule.

Mayer Hoffman McCann P.C.
222 South Ninth Street, Suite 1000 ▪ Minneapolis, MN 55402
Main: 612.339.7811 ▪ Fax: 612.339.9845 ▪ www.mhmcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

MARTINSON & COMPANY, LTD.

We have reviewed management's statements, included in the accompanying Martinson & Company, Ltd. Exemption Report, in which Martinson & Company, Ltd. (the Company) identified the following provisions of 17 C.F. R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k): (2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the year ended June 30, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statement referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
August 27, 2019

Martinson & Company, Ltd.
Investment Bankers

140 Barry Avenue North
Wayzata, Minnesota 55391 USA

(952) 473-4133
(952) 473-8883 Fax

Martinson & Company, Ltd. Exemption Report

Martinson & Company, Ltd. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k):(2)(i)

(2) The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

Martinson & Company, Ltd. (the "Company") and Thomas Martinson, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:____________________

Title: President

August 27, 2019

Martinson & Company, Ltd.
Investment Bankers

140 Barry Avenue North
Wayzata, Minnesota 55391 USA

(952) 473-4133
(952) 473-8883 Fax

August 28, 2019

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Re: Martinson & Company, Ltd.

Dear Sir or Madam:

We have enclosed two copies of the following:

- Statement of Financial Condition and Related Statements of Operations, Changes in Stockholders' Equity, and Cash Flows, including supplementary information, and the Exemption Report for the year ended June 30, 2019.

Sincerely,

Martinson & Company, Ltd.

Thomas Martinson
President

Enclosure